ENTRANET, INC.

October 28, 2019

United States Securities and Exchange Commission                                                 VIA: EDGAR

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ENTRANET, INC.

Registration Statement on Form S-1

Filed January 6, 2017

File No. 333-215446

Ladies and Gentlemen:

Further to our receipt of confirmation from your office that all comments on Entranet, Inc.’s (the “Company”) Registration Statement on Form S-1 have been satisfied, we are now in a position to proceed with the Company’s Form S-1 Registration, subject to the SEC issuing a notice making effective our Registration Statement. Accordingly, we hereby request the SEC make effective our Registration Statement on Form S-1, effective 4:00 p.m. on Thursday, October 31, 2019 and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, make effective the filing, it does not foreclose the Commission from taking any action with respect to the filing;
2.	the action of the Commission or the staff, acting pursuant to delegated authority, in making effective the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	the Company may not assert staff comments and/or effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

/s/ Eleftherios Papageorgiou

Eleftherios Papageorgiou, CEO